Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE FIRST QUARTER 2022

May 4, 2022

Investor Relations

phone: +49 6172 609 2525

Content:

Statement of earnings	page 2

Segment information	page 3

Balance sheet	page 4

Cash flow	page 5

Revenue development	page 6

Key metrics	page 7

Quality data	page 8

Reconciliation results excl. special items	page 9

Outlook 2022	page 10

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

Statement of earnings

in € million, except share data, unaudited	Three months ended March 31
	2022	2021	Change	Change at cc
Health Care Services	3,607	3,325	8.5%	2.6%
Health Care Products	941	885	6.4%	3.3%
Total revenue	4,548	4,210	8.0%	2.7%
Costs of revenue	3,290	3,003	9.5%	4.1%
Gross profit	1,258	1,207	4.3%	-0.6%
Selling, general and administrative	870	712	22.4%	16.8%
Research and development	50	49	2.1%	-0.9%
Income from equity method investees	(10)	(28)	-62.2%	-62.0%
Operating income	348	474	-26.7%	-30.2%
Operating income margin	7.6%	11.3%
Interest income	(14)	(15)	-7.5%	-7.2%
Interest expense	83	91	-8.9%	-13.1%
Interest expense, net	69	76	-9.2%	-14.3%
Income before taxes	279	398	-30.0%	-33.2%
Income tax expense	67	94	-28.9%	-31.7%
Net income	212	304	-30.4%	-33.7%
Net income attributable to noncontrolling interests	55	55	-1.7%	-8.4%
Net income attributable to shareholders of FMC-AG & Co. KGaA	157	249	-36.8%	-39.3%
Operating income	348	474	-26.7%	-30.2%
Depreciation, amortization and impairment loss	419	388	7.9%	2.5%
EBITDA	767	862	-11.1%	-15.5%
EBITDA margin	16.9%	20.5%
Weighted average number of shares	293,007,109	292,878,085
Basic earnings per share	€0.54	€0.85	-36.8%	-39.4%
Basic earnings per ADS	€0.27	€0.42	-36.8%	-39.4%

Statement of earnings	page 2 of 8	May 4, 2022

Segment information

unaudited	Three months ended March 31
	2022	2021	Change	Change at cc
Total
Revenue in € million	4,548	4,210	8.0%	2.7%
Operating income in € million	348	474	-26.7%	-30.2%
Operating income margin	7.6%	11.3%
Days sales outstanding (DSO)	69	60
Employees (full-time equivalents)	122,635	124,995
North America
Revenue in € million	3,171	2,899	9.4%	1.8%
Operating income in € million	304	399	-23.7%	-28.7%
Operating income margin	9.6%	13.7%
Days sales outstanding (DSO)	58	43
EMEA
Revenue in € million	674	670	0.7%	2.6%
Operating income in € million	61	80	-23.3%	-18.8%
Operating income margin	9.1%	11.9%
Days sales outstanding (DSO)	84	85
Asia-Pacific
Revenue in € million	507	471	7.6%	4.1%
Operating income in € million	99	85	15.9%	14.1%
Operating income margin	19.5%	18.1%
Days sales outstanding (DSO)	95	102
Latin America
Revenue in € million	183	159	15.4%	15.3%
Operating income in € million	11	7	67.7%	50.8%
Operating income margin	6.1%	4.2%
Days sales outstanding (DSO)	126	128
Corporate
Revenue in € million	13	11	12.0%	7.5%
Operating income in € million	(127)	(97)	32.7%	30.2%

cc = constant currency. Changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items include the impact of changes in foreign currency exchange rates. We calculate these non-IFRS financial measures at constant exchange rates to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter’s year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency".

Segment information	page 3 of 8	May 4, 2022

Balance sheet

in € million, except for net leverage ratio, unaudited	March 31	December 31
	2022	2021
Assets
Current assets	8,039	7,967
Goodwill and intangible assets	16,109	15,821
Right of use assets	4,274	4,316
Other non-current assets	6,302	6,263
Total assets	34,724	34,367
Liabilities and equity
Current liabilities	6,377	7,258
Non-current liabilities	13,808	13,130
Total equity	14,539	13,979
Total liabilities and equity	34,724	34,367
Equity/assets ratio	42%	41%
Debt and lease liabilities
Short-term debt from unrelated parties	970	1,178
Short-term debt from related parties	145	78
Current portion of long-term debt	59	668
Current portion of lease liabilities from unrelated parties	650	640
Current portion of lease liabilities from related parties	22	21
Long-term debt, less current portion	7,452	6,647
Lease liabilities from unrelated parties, less current portion	3,951	3,990
Lease liabilities from related parties, less current portion	94	98
Total debt and lease liabilities	13,343	13,320
Minus: Cash and cash equivalents	(1,173)	(1,482)
Total net debt and lease liabilities	12,170	11,838
Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measures
Net income	1,127	1,219
Income tax expense	326	353
Interest income	(72)	(73)
Interest expense	345	353
Depreciation and amortization	1,611	1,586
Adjustments[1]	173	125
Annualized adjusted EBITDA	3,510	3,563
Net leverage ratio	3.5	3.3

1 Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2022: €9 M; 2021: €13 M), non-cash charges, primarily related to pension expense (2022: €50 M; 2021: €49 M), impairment loss (2022: €43 M; 2021: €38 M), as well as costs related to the FME25 Program (2022: € 50M; 2021: €25 M) and the impacts related to the War in Ukraine (2022: €21 M).

Balance sheet	page 4 of 8	May 4, 2022

Cash flow statement

in € million, unaudited	Three months ended March 31
	2022	2021
Operating activities
Net income	212	304
Depreciation / amortization / impairment loss	419	388
Change in working capital and other non-cash items	(472)	(484)
Net cash provided by (used in) operating activities	159	208
In percent of revenue	3.5%	4.9%
Investing activities
Purchases of property, plant and equipment and capitalized development costs	(162)	(184)
Proceeds from sale of property, plant and equipment	2	5
Capital expenditures, net	(160)	(179)
Free cash flow	(1)	29
In percent of revenue	0.0%	0.7%
Acquisitions and investments, net of cash acquired, and purchases of intangible assests	(36)	(106)
Investments in debt securities	(43)	(11)
Proceeds from divestitures	14	2
Proceeds from sale of debt securities	13	70
Free cash flow after investing activities	(53)	(16)

Cash flow	page 5 of 8	May 4, 2022

Revenue development

						Same
						market
				Change	Organic	treatment
in € million, unaudited	2022	2021	Change	at cc	growth	growth[1]

Three months ended March 31,
Total revenue	4,548	4,210	8.0%	2.7%	1.5%
Health Care Services	3,607	3,325	8.5%	2.6%	1.1%	-1.4%
Health Care Products	941	885	6.4%	3.3%	3.2%
North America	3,171	2,899	9.4%	1.8%	0.3%
Health Care Services	2,889	2,643	9.3%	1.7%	0.0%	-2.1	% [2]
Health Care Products	282	256	10.3%	2.7%	2.7%
EMEA	674	670	0.7%	2.6%	2.0%
Health Care Services	344	332	3.6%	5.0%	4.2%	-0.8%
Health Care Products	330	338	-2.2%	0.2%	-0.1%
Asia-Pacific	507	471	7.6%	4.1%	3.6%
Health Care Services	236	228	3.5%	2.2%	1.2%	1.6%
Health Care Products	271	243	11.5%	5.9%	5.9%
Latin America	183	159	15.4%	15.3%	15.6%
Health Care Services	130	115	13.2%	15.1%	15.5%	-1.8%
Health Care Products	53	44	21.0%	15.9%	15.9%
Corporate	13	11	12.0%	7.5%
Health Care Services	8	7	11.2%	4.2%
Health Care Products	5	4	13.2%	13.1%

1 Same market treatment growth = organic growth less price effects

2 U.S. (excl. Mexico), same market treatment growth North America: -2.0% for the three months ended March 31, 2022.

Revenue development	page 6 of 8	May 4, 2022

Key metrics Dialysis Care Services

unaudited	Three months ended March 31, 2022
		Growth			Growth		Growth
	Clinics	in %	De novos	Patients	in %	Treatments	in %
Total	4,153	1%	9	343,493	0%	12,858,103	-1%
North America	2,692	1%	6	207,238	-1%	7,814,534	-1%
EMEA	819	1%	1	65,973	2%	2,437,934	0%
Asia-Pacific	393	-2%	2	33,523	1%	1,179,567	1%
Latin America	249	1%	-	36,759	0%	1,426,068	-3%

Key metrics	page 7 of 8	May 4, 2022

Quality data1

in % of patients	North America		EMEA		Latin America		Asia-Pacific
	Q1 2022	Q1 2021	Q1 2022	Q1 2021	Q1 2022	Q1 2021	Q1 2022	Q1 2021
Kt/V ≥ 1.2	97	97	93	93	92	91	95	93
Hemoglobin = 10-12 g/dl	70	69	81	81	49	48	52	50
Calcium = 8.4-10.2 mg/dl	84	81	79	78	74	74	72	71
Albumin ≥ 3.5 g/dl	84	80	89	90	90	89	89	89
Phosphate ≤ 5.5 mg/dl	57	58	78	79	77	76	63	63
Patients without catheter (after 90 days)	78	79	76	77	77	78	79	81
in days
Days in hospital per patient year (global basis)	10.7	11.1	(Q1 2021)

1 Definitions cf. Annual Report 2021, Section "Non-Financial Group Report"

Quality data	page 8 of 8	May 4, 2022